UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-35286

FRANCO-NEVADA CORPORATION

(Translation of registrant’s name into English)

199 Bay Street, Suite 2000, P.O. Box 285, Commerce Court Postal Station, Toronto, Ontario, Canada M5L 1G9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Exhibit 99.1 of this Form 6-K is hereby incorporated by reference into the registrant’s registration statement on Form S-8 (File No. 333-176856).

INDEX TO EXHIBITS

99.1	Amended and Restated Share Compensation Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2024	FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Lloyd Hong
Chief Legal Officer & Corporate Secretary